[GRAPHIC OMITTED]
                    CHINA PETROLEUM & CHEMICAL CORPORATION
                  (a joint stock limited company incorporated
          in the People's Republic of China with limited liability)

              Announcement of the Resolutions of the 31st Meeting
                of the First Session of the Board of Directors

The Company and all members of the Board guarantee as to truthfulness, accuracy and completeness of the contents of this announcement and shall be severally liable for any false or misleading statement in or material omission from this announcement.


The 31st Meeting of the First Session of the Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held at the Conference Room at the 20th Floor of Sinopec Corp.'s Head Offices on 28 March 2003. Out of the 12 directors of Sinopec Corp., 7 directors (including Li Yizhong, Chairman of the Board, Chen Tonghai, Vice Chairman, Wang Jiming, Zhang Jiaren, Cao Xianghong, Chen Qingtai, Huang Min, directors, who attended the meeting) were present at the meeting. Mou Shuling, Wang Yi, Zhang Enzhao, Liu Guoguang and Ho Tsu Kwok Charles, directors, could not attend the meeting for reason of official duties and Mou Shuling and Zhang Enzhao appointed Cao Xianghong, Wang Jiming respectively to vote on their behalf at the meeting, and Wang Yi, Liu Guoguang and Ho Tsu Kwok Charles authorised Li Yizhong, Chairman of the Board, to vote on their behalf at the meeting. A quorum for a board meeting as set out in the provisions of the Articles of Association of Sinopec Corp. was present. Wang Tianpu, Supervisor and Vice President, and Zhang Honglin, Secretary to the Board, also attended the meeting.


The meeting was convened and chaired by Mr. Li Yizhong, the Chairman of the Board. After examinations, the meeting unanimously passed the following resolutions:


1. to consider and pass the 2002 year work report of the Board, and submit it for consideration and approval at the 2002 Annual General Meeting (hereinafter referred to as "AGM").


2. to consider and approve the Company's report on the completion of operations in 2002 and arrangements for 2003.


3. to consider and approve the resolution for the appropriation of asset impairment provisions for 2002.

         The aggregate balance from the 8 provisions on assets impairments appropriated under the PRC Accounting Rules and Regulations as at 31 December, 2002 amounted to RMB5.599 billion, representing an increase of RMB395 million over that as at 31 December, 2001.


4. to consider and approve the resolution on the amount of connected transactions in 2002.


         The total actual connected transactions between the Company and Sinopec Group Company in 2002 amounted to RMB87.156 billion, of which RMB50.672 billion was purchase transactions, RMB36.484 was sale transactions, which were all within the limits of exemptions granted by the Stock Exchange. The Independent Directors and KPMG have confirmed that the aforesaid connected transactions did not exceed the cap amounts.


5.       to consider and approve the resolution on the 2002 audit fees.


         Audit fee for KPMG Huazhen and KPMG in 2002 amounted to RMB82 million, of which audit fee for the head-office of Sinopec Corp. was HK$55 million.


6. to consider and pass the resolution of the Plan for Profit Appropriation for 2002, and submit it for approval at the AGM.


         As determined in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards, Sinopec Corp.'s audited net profits in 2002 were RMB14.121 billion and RMB16.08 billion respectively. The lower of the net profit after tax as determined in accordance with the PRC Accounting Rules and Regulations and IFRS, being RMB14.121 billion as the basis, will be deducted by transferring 10% to the statutory surplus reserve (RMB14.121 billion) and 10% to the statutory welfare fund (RMB14.121 billion). In order to maintain the long-term development of the Company and a stable investment return to shareholders, a discretionary reserve fund of RMB7 billion will be appropriated. Considering the shareholders' benefits and to maintain the steady bonus distribution policy of the Company, and taking the total share capital of RMB86.702 billion as at the end of 2002 as the basis, cash dividend would be allocated as RMB0.08 per share (including tax). The total cash dividend would be RMB6.936 billion. After the interim cash dividend of RMB1.734 billion (being RMB0.02/share (including tax)) is deducted, the cash dividend per share (including tax) for allocation at the end of 2002 would be RMB0.06 per share and the total cash dividend for the full year would amount to RMB5.202 billion. The remaining unallocated net profit would be RMB7.367 billion which would be carried forward to 2003.


7. to consider and approve the 2002 Financial Report of Sinopec Corp. audited by KPMG Huazhen and KPMG, and submit it for approval at the AGM.


8. to consider and approve the 2002 Annual Report, the summary of the annual report and Form 20F of Sinopec Corp.


                                                           By Order of the Board
                                          China Petroleum & Chemical Corporation
                                                                   Zhang Honglin
                                             Secretary to the Board of Directors


Beijing, PRC, 28 March 2003





                              [GRAPHIC OMITTED]
                  (a joint stock limited company incorporated
          in the People's Republic of China with limited liability)

              Announcement of the Resolutions of the 14th Meeting
               of the First Session of the Supervisory Committee

The 14th Meeting of the First Session of the Supervisory Committee of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held at the Conference Room at the 20th Floor of Sinopec Corp.'s Head Offices on 28 March, 2003. The meeting was chaired by Mr. Yu Qingbo, Chairman of the Supervisory Committee.


All the 8 supervisors (including: Yu Qingbo, Chairman of the Supervisory Committee, and Wang Zuoran, Zhang Zhongqing, Wang Peijun, Wang Xianwen, Hou Shaojian, Jiang Baoxing, Cui Jianmin, supervisors) were present at the meeting, and the meeting was held in compliance with the requirements under the PRC Company Law and the Articles of Association.


The meeting considered and passed the following matters:


1. Considered and passed the "2002 Financial Report of Sinopec Corp."


2. Considered and passed the "2002 Annual Report of Sinopec Corp." and its Summary.


3. Considered and passed the "2002 Supervisory Committee Report of the Sinopec Corp."


The Supervisory Committee had discharged its duties cautiously and diligently under the principles of fidelity, performed its duties in compliance with the PRC Company Law, the Articles of Association, and upheld the best interests of the shareholders and the Company.


The Supervisory Committee considers that Sinopec Corp. had been in compliance with the operation principles of standardization, precision and integrity, and had been operating in strict compliance with the relevant law and regulations, achieved steady economic growth and enhanced the Company's overall strength. The Financial Report for the year has been prepared pursuant to the PRC Accounting Rules and Regulations and IFRS, and the accounting policy has been consistent. The figures in the statements truly and fairly reflected the financial position and operating performance of Sinopec Corp. The Company's asset reorganization and capital operation were in conformity with the relevant regulations and effective. Neither the shareholders' interests were infringed nor it caused a reduction of the assets of Sinopec Corp. The Company's internal management was further strengthened. The operation of connected transactions was in conformity with the relevant regulations and were in compliance with the principles of "fairness, justness and openness". Neither the interests of the non-connected shareholders nor Sinopec Corp. were found infringed. The senior management of Sinopec Corp. adhered to the principles of diligence and integrity, and the Committee was not aware of any violation of laws, regulations and the Articles of Association of Sinopec Corp., or any infringement of the shareholders' interests.


                                          China Petroleum & Chemical Corporation
                                                           Supervisory Committee


Beijing, PRC, 28 March 2003